S)MMISSION
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10026195

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section

FEB 24 2010

Washington, DC
109

SEC FILE NUMBER
8- 52364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Matrix Private Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 South 12th Street, 3rd Floor
(No. and Street)

Richmond, (City) Virginia (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana B. Lambert (804) 780-0060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company, LLP
(Name – *if individual, state last, first, middle name*)

4510 Cox Road, Suite 200 (Address) Richmond, (City) Virginia (State) 23060 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey G. Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Matrix Private Equities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Diana Blandford Lambert
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #271222
My Commission Expires
September 30, 2011

[Signature]
Signature

President
Title

Diana Blandford Lambert
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
Year Ended
December 31, 2009

Matrix Private Equities, Inc.

Matrix Private Equities, Inc.

Contents

Goodman
& COMPANY
Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors

Board of Directors
Matrix Private Equities, Inc.

We have audited the accompanying balance sheet of ***Matrix Private Equities, Inc.*** as of December 31, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the management of ***Matrix Private Equities, Inc.*** Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Matrix Private Equities, Inc.*** as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Goodman & Company

Richmond, Virginia
February 12, 2010

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394

ph 804.282.7636
fax 804.282.1461

Matrix Private Equities, Inc.

Balance Sheet

December 31,	**2009**
Assets	
Current assets	
Cash	$ 25,290
Prepaid expenses	786
Total current assets	26,076
Goodwill	20,303
	$ 46,379
Liabilities and Stockholders' Equity	
Current liabilities	
Due to related party	$ 3,067
Stockholders' equity	
Common stock	29
Additional paid-in capital	217,737
Retained earnings (deficit)	(174,454)
Total stockholders' equity	43,312
	$ 46,379

The accompanying notes are an integral part of these financial statements.

Matrix Private Equities, Inc.

Statement of Operations

Year Ended December 31,	2009
Fee income	$ 135,000
Operating expenses	
Allocated general and administrative expenses - related party	63,757
Commissions	50,625
Professional fees	33,026
Miscellaneous	4,458
Taxes, licenses and permits	2,445
	154,311
Loss from operations	(19,311)
Interest income	15
Net loss	$ (19,296)

The accompanying notes are an integral part of these financial statements.

Matrix Private Equities, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance - December 31, 2008	$ 29	$ 217,737	$ (155,158)	$ 62,608
Net loss	-	-	(19,296)	(19,296)
Balance - December 31, 2009	$ 29	$ 217,737	$ (174,454)	$ 43,312

The accompanying notes are an integral part of these financial statements.

Matrix Private Equities, Inc.

Statement of Cash Flows

Year Ended December 31,		**2009**
Cash flows from operating activities		
Net loss	$	(19,296)
Adjustments to reconcile to net cash from operating activities -		
Change in:		
Prepaid expenses		1,064
Due to related party		(1,256)
Net cash from operating activities		(19,488)
Cash - beginning of year		44,778
Cash - end of year	$	25,290

The accompanying notes are an integral part of these financial statements.

December 31, 2009

1. Organization and Nature of Business

Matrix Private Equities, Inc. (Company) is a broker-dealer, providing merger and acquisition consulting services primarily to privately held companies, and assisting with the placement of new offerings of debt and equity securities. The Company's principal office is located in Richmond, Virginia.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. There were no cash equivalents at year-end.

Concentration of Credit Risk

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk.

Fee Income

Fee income includes fees earned from providing merger and acquisition consulting services, as well as assistance with the placement of new offerings of debt and equity securities, and is recorded when earned.

Commissions

Commissions are accrued at the time the related fee income is recognized.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. The Company files income tax returns in the U.S. federal jurisdiction and the state of Virginia. The Company's federal income tax returns for the tax years 2006 and beyond remain subject to examination by the Internal Revenue Service. The Company's Virginia income tax returns for the tax years 2006 and beyond remain subject to examination by the Virginia Department of Taxation.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 12, 2010, the date the financial statements were available to be issued.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

3. Net Capital Requirement

The Company is subject to the Net Capital Rule of the Securities and Exchange Commission (Rule 15c-3) (Rule). This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule, and also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $22,223, which was $17,223 in excess of its net capital requirement of $5,000. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .14 to 1 as of December 31, 2009.

4. Capital Stock

Authorized capital stock of the Company consists of 10,000 shares of common stock, par value $0.01 per share. As of December 31, 2009, issued and outstanding shares were 2,894.65, and additional paid in capital was $217,737.

5. Related Party Transactions

The Company has an agreement with an affiliated company, Matrix Capital Markets Group, Inc. (MCMG) that requires the Company to reimburse MCMG for expenses requested by the Company and paid on their behalf. Expenses covered under the agreement include outside labor, salaries, taxes, insurance, credit reports, subscriptions, travel expenses, rent, postage, office supplies, accounting and legal services, and other general administrative and office expenses.

During 2009, the Company recorded $63,757 of allocable expenses payable to MCMG as a result of this agreement. At year-end, amounts due to MCMG represent reimbursable expenses of $3,067.

MCMG is owned and controlled by the shareholders of the Company.

6. Goodwill

Goodwill represents the excess of the cost over the fair value of net assets acquired of $20,303 at the date of acquisition (May 26, 2005). The amount is subject to annual assessment for impairment by applying a fair value based test. At December 31, 2009, no impairment losses were recognized.

* * * * *

Goodman & COMPANY
Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Matrix Private Equities, Inc.

We have audited the accompanying financial statements of ***Matrix Private Equities, Inc.*** as of and for the year ended December 31, 2009, and have issued our report thereon dated February 12, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company, LLP

Richmond, Virginia
February 12, 2010

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394

ph 804.282.7636
fax 804.282.1461

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 - Schedule 1

December 31, 2009

Stockholders' equity		
Stockholders' equity qualified for net capital	$	43,312
Nonallowable assets and miscellaneous capital charges		
Other assets		21,089
Net capital	$	22,223
Amounts included in total liabilities which represent aggregate indebtedness		
Due to related party	$	3,067
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirements	$	17,223
Ratio of aggregate indebtedness to net capital		.14 to 1

Note There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2009.

The Company is exempt from reserve requirements and possession on control requirements under Rule 15c3-3(k)(2)(i).

Securities Investor Protection Corporation (SIPC) Transitional Assessment

The Company has omitted an agreed-upon procedures engagement report as the Company's gross revenues were below the reporting threshold of $500,000 thereby exempting them from the reporting requirement anticipated by SEC Rule 17a-5(e) and outlined for Form SIPC-7T, Transitional Assessment Reconciliation.

Goodman & COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Matrix Private Equities, Inc.

In planning and performing our audit of the financial statements of ***Matrix Private Equities, Inc.*** (Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394

ph 804.282.7636
fax 804.282.1461

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richmond, Virginia
February 12, 2010